UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number: 000-55899

BANCO SANTANDER (MÉXICO), S.A.,

INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO

FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO

PRELIMINARY STATEMENT

This Form 6-K/A amends the Form 6-K furnished by Banco Santander (México), S.A., Institución De Banca Múltiple, Grupo Financiero Santander México (the “Company”) on May 3, 2018 (Notice of Results of Ordinary and Extraordinary General Stockholders’ Meeting) to amend the Sixth Resolution. No other resolution was amended.

TABLE OF CONTENTS

ITEM
1.	Amendment to Notice of Results of Ordinary and Extraordinary General Stockholders’ Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: May 7, 2018

Item 1

BANCO SANTANDER (MEXICO), S.A.,

INSTITUCION DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO.

ORDINARY AND EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING.

APRIL 30, 2018.

AMENDMENT

__________________________________________________________________

Sixth Resolution

READS:

SIXTH.- "Given that the Financial Statements approved by this Meeting report a "Net Profit" for year 2017 of Mx$17,643’579,304.00 (seventeen thousand six hundred forty three million five hundred seventy nine thousand three hundred and four Mexican pesos) the following distribution is approved:

➢	From "Net Income" for the year of the Company on a stand-alone basis, the amount of Mx$3,415’832,880.00 (Three thousand four hundred fifteen million eight hundred thirty two thousand eight hundred and eighty Mexican pesos) shall be applied to the item "Income from Previous Years”.

➢	From the profit for the year of the subsidiaries of the Company,an amount of Mx $ 14,227’746,424.00 (fourteen thousand two hundred twenty seven million seven hundred forty six thousand four hundred twenty four Mexican pesos) shall be applied to the item "Income from previous years”.

SHOULD READ:

SIXTH.- "Given that the Financial Statements approved by this Meeting report a "Net Profit" for year 2017 of Mx$17,643’579,304.00 (seventeen thousand six hundred forty three million five hundred seventy nine thousand three hundred and four Mexican pesos) the following distribution is approved:

➢	From "Net Income" for the year of the Company on a stand-alone basis, the amount of Mx$14,227’746,424.00 (fourteen thousand two hundred twenty seven million seven hundred forty six thousand four hundred twenty four Mexican pesos) shall be applied to the item "Income from Previous Years”.

➢	From the profit for the year of the subsidiaries of the Company, an amount of Mx$3,415’832,880.00 (Three thousand four hundred fifteen million eight hundred thirty two thousand eight hundred and eighty Mexican pesos) shall be applied to the item "Income from previous years”.

Mexico City, on May 4, 2018

_________________________________

Mrs. Rocío E. Bulhosen Aracil

Prosecretary of the Board of Directors

(initials)